Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

February 17, 2015

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:
Lifeway Foods, Inc.
Form 10-K for Fiscal Year ended December 31, 2013
Filed April 2, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed October 3, 2014
Response Letter Dated December 9, 2014

File No. 000-17363

Dear Mr. Schwall:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated January 9, 2015 and the Company’s discussion with the SEC Staff on February 2, 2015.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 24

General

1.   We note from your response to comment 3 in our letter dated November 7, 2014 that you have identified the sale of fermented dairy products as your single reportable segment.  You also state that these products are “produced using the same process and materials, sold to consumer retail food sellers through direct delivery and distributors in the United States.”  Based on this description, it is unclear whether you have identified a single operating segment or whether you have identified more than one operating segment for which aggregation was deemed appropriate in accordance with FASB ASC 280-10-50-11.  If you have aggregated operating segments, please revise your proposed disclosure to also indicate that you have aggregated operating segments, as required by FASB ASC 280-10-50-21.

RESPONSE:

In response to the Staff’s comment, the Company has provided below the revised proposed segment disclosure. The chief operating decision maker of the Company will monitor the results of the retail operations along with the operating results of the production of the fermented dairy products and update the segment disclosures if and when appropriate.

“Segments

The Company has two separate operating segments, the sale of fermented dairy products and three retail locations in Illinois that sell the Company’s fermented dairy products.  The Company has determined reportable segments based on how the Company’s chief operating decision maker manages the business and in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Financial Officer and the board of directors that makes strategic decisions.  Substantially all of the consolidated revenues of the Company relate to the sale of fermented dairy products which are produced using the same processes and materials and are sold to consumer retail food sellers through direct delivery and distributors in the United States. The Company has less than $1 million in annual revenues attributable to its three retail locations.  The Company’s annual revenues attributable to its three retail locations are considered not to be material and accordingly the Company has not presented financial information separately for this segment.”

2.   We note from your response to comment 4 in our letter dated November 7, 2014 that you sell one type of product, “fermented dairy” in two different forms, kefir and cheese.  You also state that your cheese sales were an immaterial portion of the Company’s sales, as were sales in foreign markets.  As explained in FASB ASC 280-10-50-38 and -40, information about products and geographic areas is required if not otherwise disclosed with your reportable operating segment information.  We note that your MD&A discussion of gross sales distinguishes between your “flagship line, Kefir, as well as ProBugs Organic Kefir for kids and BioKefir” on page 15 of your 2013 amended Form 10-K and, as previously noted, you identify other groups of similar products on the Products page on your website and on page 4 of your 2013 amended Form 10-K.  We further note the CEO’s comment in the Q4 2013 earnings call stating that “Frozen yogurt continues to be a strong growth segment.”  Given the foregoing, it appears disclosure of revenues by groups of similar products would be required and consistent with the guidance of FASB ASC 280-10-50-40.   Unless you have additional information to consider that you believe would support an alternate view, please submit the proposed revisions.  If you prefer to limit compliance to future filings rather than amend your prior report, please state your rationale.

RESPONSE:

The Company has considered the staff’s comments relating to the disclosure of revenues by similar products as required by ASC 280-10-50-40. The Company notes that ProBugs, Organic Kefir, BioKefir and frozen Kefir to all be kefir. Their packaging may differ (for instance, ProBugs) or they may use organic milk instead of conventional milk as an ingredient, but they are all kefir created by the same fermented dairy process.  Frozen kefir is kefir in a frozen form and the our product sold in our retail stores is also kefir. However, during each reporting period sales of one or more kefir forms may account for a substantial portion of kefir sales.  Accordingly, the Company has determined that going forward, on a period by period basis,  it will disclose its revenues by product, cheese and kefir, and include disclosure as separate revenue categories for each kefir label that makes up a material amount of revenues.

Going forward, the Company will refine its disclosure in filings and on earnings call to reflect this approach.

The Company has also considered the Staff’s comment relating to the disclosure of revenue and certain assets from the United States and all foreign countries as required by ASC 280-10-50-41. The Company will add additional disclosure indicating that substantially all of the consolidated revenues and assets of the Company are within the United States.

The Company plans to include the information above for all periods presented on a prospective basis beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, due on March 16, 2015.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky

Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer

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